Mail Stop 3561

July 16, 2008

Marc Urbach
President, Principal Executive Officer
China Broadband, Inc.
1900 Ninth Street, 3rd Floor
Boulder, CO 80302

> **RE:** **China Broadband, Inc.**
> **File No. 0-19644**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on April 15, 2008**

Dear Mr. Urbach:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated July 2, 2008. Our review resulted in the following accounting comments.

1. Please file your amended Form 10-K reflecting the changes you have agreed to make in your letter dated July 2, 2008. Once you have amended your filing we will evaluate your revised disclosures and we may have further comments. Please file an amendment that sets forth the complete text of each item as amended as required by Rule 12b-15. Further, please note the amended filing must also include new certifications by each principal executive officer and principal financial officer of the registrant.

2. We note your response to prior comments 3 and 4 of our letter dated June 3, 2008. You state you acquired a 51% voting and equity controlling interest in Jinan Broadband based on the Cooperation Agreement and Exclusive Services Agreement.

    *   Tell us if the regulations imposed or entitlements held by government authority inhibit your ability to exercise control of the entity notwithstanding your contractual agreements.

    *   We note the Cooperation Agreement 2.2.2 provides for a 51% equity interests for China Broadband Ltd. We also note that the Chairman of the Board is appointed by Jinan Parent. Your disclosure on page 3 states Jinan Parent maintains certain control under the Exclusive Cooperation Agreement. Please clarify how you exercise voting control over the operations of Jinan Broadband. Include in your response the operating decisions that require unanimous approval by the Board and those decisions that require a majority vote by the Board.

    *   The first risk factor on page 14 states the terms of your agreements with Jinan Parent are statements of general intent and do not detail the rights and obligations of the parties. In your response you indicate you entered into various agreements that relate to your revenue sharing obligations and management rights over the business of Jinan Broadband. Please identify the specific agreements and paragraphs within those agreements that support your representation that you acquired and control Jinan Broadband.

3. We note your response to comment seven of our letter dated June 3, 2008. Please explain to us why no value was assigned to the warrants issued to WestPark in connection with the private placement. In this regard, we noted the Company consummated a $4,000,000 equity financing wherein you sold an aggregate of 8,000,000 shares of your common stock and 4,000,000 warrants to purchase common stock at $2.00 per share.

4. We note your response to comment eight of our letter dated June 3, 2008. Please explain to us how much revenue was recognized as of December 31, 2007 with respect to the prepayments you discuss. Furthermore, revenue should be recognized when earned. We would typically expect to see prepayments recorded as deferred revenue and amortized over time. Please revise your revenue recognition policy accordingly.

5. We note your response to comment nine of our letter dated June 3, 2008. Please be advised that EITF Issue no. 98-5 indicates that you should evaluate convertible debt securities for a beneficial conversion feature (BCF) at the *commitment date.* In this regard, please explain to us if a BCF was present at the commitment date. Explain to us what the difference in conversion price and the fair value of the common stock was at the commitment date. Please advise, or revise the financial statements accordingly to reflect the BCF.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to Donna DiSilvio at (202) 551-3202, or in her absence to the undersigned at (202) 551-3849.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant